UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . . . . . . 2.50

FORM 12b-25	SEC FILE NUMBER 000-10176

NOTIFICATION OF LATE FILING	CUSIP NUMBER 09858M105

(Check One):    ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2011

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Boomerang Systems, Inc.

Full Name of Registrant

Former Name If Applicable

30 B Vreeland Road, Florham Park, NJ 07932
Address of Principal Executive Office (Street and Number)

See above
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the year ended September 30, 2011 within the prescribed period because of a delay in completing the audit for this period as a result of management requiring additional time to compile and verify the data required to be included in the report. Registrant expects to file within the extension period.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph R. Bellantoni	(973) 538-1194

(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes  ☒ No

An Item 5.02 Form 8-K disclosing the hiring of a chief operating officer was not filed. Disclosure will be included in the Form 10-K.

Item 3.01 Forms 8-K disclosing the creation of certain direct financial obligations was not filed.  Disclosure will be included in the Form 10-K.

An Item 1.01 Form 8-K disclosing the entering into of a material contract was not filed.  Disclosure will be included in the Form 10-K.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

Boomerang Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2011	By:	/s/ Joseph R. Bellantoni
Joseph R. Bellantoni
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

ATTACHMENT TO PART IV-ITEM (3) OF
FORM 12B-25

Boomerang Systems, Inc.

WITH RESPECT TO ITS FORM 10-K FOR THE
YEAR ENDED SEPTEMBER 30, 2011

The Registrant estimates that its results of operations for the fiscal year ended September 30, 2011, as reflected in its consolidated statements of operations to be included in its Form 10-K for the fiscal year ended September 30, 2011, will reflect the following changes:

For the fiscal year ended September 30, 2011, the registrant expects to report that it incurred net loss of approximately $19,102,004 compared to net loss of $15,789,559 for the fiscal year ended September 30, 2010.  The increase in net loss for the fiscal year ended September 30, 2011 was primarily a result of a project that incurred a negative gross margin in fiscal year 2011 and approximately $3.9 million of financing costs.

Also, for the fiscal year ended September 30, 2011, the Registrant expects to report loss per common share on a fully diluted basis of approximately $2.68 compared to loss per common share on a fully diluted basis of approximately $3.18 for the fiscal year ended September 30, 2010.